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                                      Filed by SmartForce Public Limited Company
                                   pursuant to Rule 425 under the Securities Act
                                           of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                        Subject Company:  SkillSoft Corporation
                                                  Commission File No. 000-28823


On June 10, 2002, SmartForce posted the following to its website related to the planned merger between SkillSoft Corporation and a wholly owned subsidiary of
SmartForce:

                    Proposed SmartForce and SkillSoft Merger
                    ----------------------------------------

                                 Facts & Figures
                                 ---------------

     . Global e-Learning leader, with the industry's most complete content and learning solutions offering in IT, Enterprise Applications, Sales and CRM, Business Skills, Interpersonal Skills and management.

     . The industry's largest customer base, content and learning solutions resource, sales and support staff, partner network and research and development group.

     . Reinforces commitment to openness and interoperability and optimal user experience.

     . Financial scale and viability will provide greater ability for reinvestment and sustainability for long-term, mission-critical customer relationships

Company name:

         To be determined

Headquarters:

         Corporate Headquarters in Dublin, Ireland. Operations in 65 countries. North American Headquarters in Nashua, NH

Senior Management Team:

         Greg Priest, Chairman and Chief Strategy Officer (SMTF)
         Chuck Moran, President and CEO (SKIL)
         Tom McDonald, EVP and CFO (SKIL)
         Jeff Newton, EVP of Complex Solutions (SMTF)
         Jerry Nine, EVP of Content Solutions (SKIL)
         Paul Henry, EVP of Corporate Marketing and Customer Services (SMTF) Colm Darcy, EVP of Content Development (SMTF)
         Mark Townsend, EVP of Software Development (SKIL)

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Board of Directors:

         The Board will have seven members, three of whom currently sit on SmartForce's board, three who currently sit on SkillSoft's board, and one new, independent director. The directors will be as follows:

         Greg Priest, Combined Company Chairman and Chief Strategy Officer (from
         SMTF)
         Chuck Moran, Combined Company CEO (from SKIL)
         Jim Krzywicki, Senior Vice President, Divine Interventures (from SMTF) Ferdinand Von Prondzynski, President of Dublin City University
         (from SMTF)
         Stewart Gross, Managing Director of Warburg Pincus (from SKIL)
         Bill Coleman, Chairman and Chief Strategy Officer of BEA Systems
         (from SKIL)
         Howard Edelstein, Former President of Thomson Financial ESG (new board member)

Employees:

         SmartForce          1481
         SkillSoft           314
         Total               1795


Customers:

         2,800+ global, corporate customers

         More than 2.8m registered users

Financial information:

For the year ended December 31, 2001, SmartForce reported revenues of $261 million.

For the year ended January 31, 2002, SkillSoft reported revenues of $44.3 million.

Transaction terms:                SmartForce shareholders to receive a premium
                                  of approximately 30% to market based on most recent 30 days of trading

Transaction structure:            Stock-for-stock merger of SKIL into a newly
                                  formed subsidiary of SMTF. SMTF to be the surviving corporation. SMTF to issue 2.3674 shares for each share of SKIL.

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Ownership:                                SmartForce shareholders 58%; SkillSoft
                                          shareholders 42%

Accounting:                               Purchase

Expected Closing:                         Q3 2002


 Additional Information And Where To Find It

SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from SmartForce or SkillSoft. SmartForce and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. SkillSoft and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. As of May 31, 2002, SmartForce's directors and executive officers beneficially owned approximately 4.5 percent of SmartForce's outstanding voting stock. Information regarding SkillSoft's executive officers is contained in SkillSoft's Form 10-K for the year ended January 31, 2002 and its proxy statement dated May 13, 2002, which are filed with the SEC. As of May 31, 2002, SkillSoft's directors and executive officers beneficially owned approximately 43 percent of SkillSoft's outstanding common stock. A description of employment agreements and other interests of the SmartForce and SkillSoft directors and officers will be available in the Registration Statement and the Join Proxy Statement/Prospectus.
In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.

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Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding expected synergies, the effect of the merger on long-term customer and shareholder value, the ability to grow revenues and profits, the return on training investments for the companies' customers, timing of closing, industry ranking, execution of integration plans, management and organizational structure, the name of the combined company, and the tax effect to the shareholders of both companies. All forward-looking statements in this document are subject to risks, uncertainties and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. The factors that could cause actual results or events to differ include, but are not limited to, the possibility that the market for the sale of certain products and services may not develop as expected, that development of these products and services may not proceed as planned, that the transaction does not close, that the companies may be required to modify aspects of the transaction to achieve regulatory approval, that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty, that the parties opt for a different name for the combined company or that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Additional factors that could cause actual results or events to differ materially from those in the forward-looking statements are included in SmartForce's and SkillSoft's filings with the Securities and Exchange Commission, specifically SmartForce's annual report on Form 10-K for the year ended December 31, 2001, SkillSoft's quarterly report on Form 10-Q for the quarter ended April 30, 2002, and subsequently filed reports. The forward-looking information provided by SmartForce in this document represents SmartForce's views as of June 10, 2002. SmartForce anticipates that subsequent events and developments may cause these views to change. However, while SmartForce may elect to update this forward-looking information at some point in the future, SmartForce specifically disclaims any obligation to do so. This forward-looking information should not be relied upon as representing SmartForce's views at any date subsequent to the date of this document.